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FILE NO. 82-4861

January 22, 2003

VIR AIR MAIL

03003576

Office of International Corporate Fi
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 FEB -4 AM 7:21

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Brief Statement of Accounts for the Interim Financial Period of the year ending March 31, 2003 (Consolidated) (dated November 20, 2002) (English excerpt translation)

Yours very truly,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dlw 2/4

(Excerpt translation)

03 FEB -4 AM 7:21

FILE NO. 82-4861

BRIEF STATEMENT OF ACCOUNTS FOR THE INTERIM FINANCIAL PERIOD OF THE YEAR ENDING MARCH 31, 2003 (CONSOLIDATED)

November 20, 2002

Name of company:	MegaChips Corporation
Code number: (URL http://www.megachips.co.jp/)	6875
Listing exchange:	Tokyo Stock Exchange
Name of prefecture where head office is located:	Osaka
Representative:	Shigeki Matsuoka President and Representative Director
Inquiries to be directed to:	Tetsuo Hikawa Director, Executive Officer and General Manager of Corporate Planning Tel. (06) 6399-2884
Date of meeting of the Board of Directors for settlement of interim accounts:	November 20, 2002
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Consolidated business results for the interim financial period ended September 30, 2002 (April 1, 2002 through September 30, 2002):

(1) Consolidated operating results

(Note) Figures are stated by discarding fractions of one million yen.

	Interim financial period ended September 30		Financial period ended March 31
	2002	2001	2002
Sales	¥14,094 million ((-) 33.1%)	¥21,064 million (1.8%)	¥36,898 million
Operating profit	¥936 million ((-)50.8%)	¥1,901 million (36.9%)	¥2,843 million
Ordinary profit	¥919 million ((-) 51.2%)	¥1,884 million (17.0%)	¥2,829 million
Profit for the period	¥495 million ((-) 57.1%)	¥1,154 million (30.0%)	¥1,647 million
Per-share profit for the period	¥20.19	¥46.95	¥67.02
Per-share profit for the period after adjustment of potential stocks	¥ -	¥ -	¥ -

(Notes)

1. Gain (loss) on equity method investments:

   Interim financial period ended September 30, 2002: ¥ -
   Interim financial period ended September 30, 2001: ¥ -
   Financial period ended March 31, 2002: ¥ -

2. Average number of shares during each period (consolidated):

   Interim financial period ended September 30, 2002: 24,546,127 shares
   Interim financial period ended September 30, 2001: 24,577,440 shares
   Financial period ended March 31, 2002: 24,577,952 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the interim financial period indicate the rates of increase or decrease from the previous interim financial period.

(2) Consolidated financial condition

	Interim financial period ended September 30		Financial period ended March 31
	2002	2001	2002
Total assets	¥21,596 million	¥22,617 million	¥20,712 million
Shareholders' equity	¥15,725 million	¥15,478 million	¥16,053 million
Ratio of shareholders' equity to total liabilities, minority interest and shareholders' equity	72.8%	68.4%	77.5%
Shareholders' equity per share	¥645.06	¥629.75	¥653.14

(Note) Number of issued shares outstanding at end of the financial period (consolidated):

Interim financial period ended September 30, 2002:	24,378,349 shares
Interim financial period ended September 30, 2001:	24,578,528 shares
Financial period ended March 31, 2002:	24,578,412 shares

(3) Consolidated cash flow condition

	Interim financial period ended September 30		Financial period ended March 31
	2002	2001	2002
Cash flows from operating activities	(¥89 million)	¥2,317 million	¥6,021 million
Cash flows from investing activities	(¥691 million)	(¥128 million)	(¥961 million)
Cash flows from financing activities	(¥707 million)	(¥1,011 million)	(¥990 million)
Cash and cash equivalents at the end of the financial period	¥4,302 million	¥2,909 million	¥5,818 million

(4) Matters related to the scope of consolidation and the application of equity method

Number of consolidated subsidiaries:	2 companies
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	0

(5) Situation of changes in the scope of consolidation and the application of equity method

Consolidated subsidiaries:	Included:	0
	Excluded:	0
Companies subject to equity method:	Included:	0
	Excluded:	0

2. Forecasts of consolidated business results for the financial period ending March 31, 2003 (April 1, 2002 through March 31, 2003):

	Whole-year period
Sales	¥34,000 million
Ordinary profit	¥3,240 million
Profit for the period	¥1,690 million

(Reference) Forecast of per-share profit for the period (whole-year period): ¥69.32

* The above forecast of consolidated operating results is made based on the information available to management at the time they were made, as well as assumptions at the time they were made, involving uncertain factors likely to have an effect on future results. The actual results may differ from the above-listed figures due to various factors in the future.

(Translation omitted)

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

	Interim financial period ended September 30, 2002 (as at September 30, 2002)		Financial period ended March 31, 2002 (as at March 31, 2002)		Interim financial period ended September 30, 2001 (as at September 30, 2001)	
	Amount	Component ratio	Amount	Component ratio	Amount	Component ratio
	(thousands of yen)	(%)	(thousands of yen)	(%)	(thousands of yen)	(%)
ASSETS						
I. Current assets						
1. Cash and deposits	4,302,962		5,818,869		2,909,367	
2. Trade notes and trade accounts receivable	11,279,119		10,443,969		16,587,596	
3. Inventories	2,904,711		1,671,706		1,405,717	
4. Deferred income taxes	214,991		179,164		179,607	
5. Others	79,856		67,444		52,259	
6. Allowance for doubtful receivables	(2,607)		(2,851)		(3,577)	
Total current assets	18,779,034	87.0	18,178,304	87.8	21,130,969	93.4
II. Fixed assets						
1. Tangible fixed assets						
(1) Buildings	301,297		286,132		247,771	
(2) Land	104,677		104,677		104,677	
(3) Others	97,882		101,344		84,378	
Total tangible fixed assets	503,857	2.3	492,155	2.4	436,827	2.0
2. Intangible fixed assets						
(1) Consolidation adjustment	1,125		-		3,296	
(2) Others	1,173,228		875,151		134,371	
Total intangible fixed assets	1,174,353	5.4	875,151	4.2	137,667	0.6
3. Investments and other assets						
(1) Investment securities	259,702		362,405		197,510	
(2) Prepaid pension expenses	51,299		46,565		33,172	
(3) Deferred income taxes	90,050		101,912		74,287	
(4) Others	737,917		656,439		606,792	
Total investments and other assets	1,138,969	5.3	1,167,323	5.6	911,763	4.0
Total fixed assets	2,817,180	13.0	2,534,630	12.2	1,486,258	6.6
TOTAL ASSETS	21,596,215	100.0	20,712,935	100.0	22,617,228	100.0

	Interim financial period ended September 30, 2002 (as at September 30, 2002)		Financial period ended March 31, 2002 (as at March 31, 2002)		Interim financial period ended September 30, 2001 (as at September 30, 2001)	
	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)
LIABILITIES						
I. Current liabilities						
1. Trade accounts payable	4,121,815		2,588,483		4,848,461	
2. Short-term loans payable	25,000		50,000		25,000	
3. Accrued corporate income taxes	356,478		460,082		697,746	
4. Allowance for bonuses	196,779		164,403		167,786	
5. Others	327,040		440,271		466,060	
Total current liabilities	5,027,114	23.3	3,703,241	17.9	6,205,055	27.4
II. Fixed liabilities						
1. Provision for employee retirement allowances	20,897		14,840		12,635	
2. Provision for officers' retirement allowances	-		167,595		160,516	
3. Others	47,702		1,430		1,430	
Total fixed liabilities	68,600	0.3	183,866	0.9	174,582	0.8
TOTAL LIABILITIES	5,095,715	23.6	3,887,107	18.8	6,379,637	28.2
MINORITY INTEREST						
Minority interest	775,050	3.6	772,531	3.7	759,028	3.4
SHAREHOLDERS' EQUITY						
I. Capital	-	-	4,840,313	23.4	4,840,313	21.4
II. Capital reserve	-	-	5,936,081	28.7	5,936,081	26.2
III. Consolidated surplus	-	-	5,655,426	27.3	5,162,047	22.8
IV. Valuation difference of other securities	-	-	70,428	0.3	671	0.0
V. Exchange translation adjustment	-	-	9,102	0.0	(3,005)	(0.0)
			16,511,352	79.7	15,936,107	70.4
VI. Treasury stock	-	-	(458,057)	(2.2)	(457,545)	(2.0)
TOTAL SHAREHOLDERS' EQUITY	-	-	16,053,295	77.5	15,478,562	68.4
I. Capital	4,840,313	22.4	-	-	-	-
II. Additional paid-in capital	5,936,081	27.5	-	-	-	-
III. Retained earnings	5,853,265	27.1	-	-	-	-
IV. Valuation difference of other securities	(8,029)	(0.0)	-	-	-	-
V. Exchange translation adjustment	(9,135)	(0.1)	-	-	-	-
	16,612,494	76.9	-	-	-	-
VI. Treasury stock	(887,044)	(4.1)	-	-	-	-
TOTAL SHAREHOLDERS' EQUITY	15,725,449	72.8	-	-	-	-
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	21,596,215	100.0	20,712,935	100.0	22,617,228	100.0

2. Consolidated Profit and Loss Statements

	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)		Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)		Financial period ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
I. Sales	14,094,745	100.0	21,064,420	100.0	36,898,519	100.0
II. Cost of sales	11,083,933	78.7	17,281,772	82.1	30,164,316	81.7
Gross profit on sales	3,010,811	21.3	3,782,647	17.9	6,734,202	18.3
III. Selling, general and administrative expenses	2,074,446	14.7	1,880,973	8.9	3,890,210	10.6
Operating profit	936,365	6.6	1,901,674	9.0	2,843,992	7.7
IV. Non-operating profit	11,935	0.1	41,344	0.2	46,274	0.1
1. Interest received	3,899		4,914		6,937	
2. Income from investments in partnership	-		23,049		14,560	
3. Income from funded insurance	4,450		-		-	
4. Gain on cancellation of life insurance	371		6,044		6,044	
5. Reversal of allowance for doubtful receivables	212		5,030		5,243	
6. Exchange gain	-		-		9,477	
7. Miscellaneous income	3,002		2,304		4,010	
V. Non-operating expenses	28,904	0.2	58,302	0.3	60,500	0.1
1. Interest paid	133		2,084		4,191	
2. Interest on commercial paper	-		-		1,623	
3. Loss on sale of bills	1,181		-		2,032	
4. Stock issue costs	528		15,936		15,936	
5. Expense of IPO	-		25,075		25,075	
6. Loss from disposition of fixed assets	215		1,674		-	
7. Exchange loss	14,257		2,494		-	
8. Loss from investments in partnership	10,387		-		-	
9. Miscellaneous loss	2,200		11,035		11,640	
Ordinary profit	919,396	6.5	1,884,716	8.9	2,829,766	7.7
VI. Special gains	-	-	423,466	2.0	423,466	1.1
1. Gain from fluctuations of interest	-		423,466		423,466	
VII. Special losses	18,118	0.1	224,919	1.0	270,747	0.7
1. Loss from disposition of LSI products	-		-		12,763	
2. Loss from disposition of system products	-		-		54,959	
3. Loss from disposition of projects	-		110,000		110,000	
4. Loss from sale of investment securities	-		36,000		36,000	
5. Valuation loss of investment securities	8,103		61,505		39,609	
6. One-time write-off of consolidation adjustment	-		17,414		17,414	

7. Loss from fluctuations of interest	10,015		-		-	
Income before income taxes and others	901,277	6.4	2,083,262	9.9	2,982,485	8.1
Corporate income taxes, inhabitant taxes and enterprise taxes	359,496	2.6	702,996	3.3	1,174,985	3.2
Interperiod tax allocation adjustment	32,849	0.2	201,989	1.0	124,293	0.3
Minority interest in net profit	13,342	0.1	24,271	0.1	35,821	0.1
Profit for the period	495,588	3.5	1,154,005	5.5	1,647,384	4.5

3. Consolidated Surplus Statements

	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002) (thousands of yen)		Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001) (thousands of yen)		Financial period ended March 31, 2002 (from April 1, 2001 to March 31, 2002) (thousands of yen)	
I. Beginning balance of consolidated surplus		-		4,336,825		4,336,825
II. Decrease in consolidated surplus						
1. Cash dividends	-		245,772		245,772	
2. Bonuses for officers	-	-	83,011	328,783	83,011	328,783
III. Profit for the period		-		1,154,005		1,647,384
IV. Ending balance of consolidated surplus		-		5,162,047		5,655,426
(Additional paid-in capital)						
I. Beginning balance of additional paid-in capital						
Beginning balance of capital reserve	5,936,081	5,936,081	-	-	-	-
II. Ending balance of additional paid-in capital		5,936,081		-		-
(Retained earnings)						
I. Beginning balance of retained earnings						
Beginning balance of consolidated surplus	5,655,426	5,655,426	-	-	-	-
II. Increase in retained earnings						
1. Profit for the period	495,588	495,588	-	-	-	-
III. Decrease in retained earnings						
1. Cash dividends	245,784		-		-	
2. Bonuses for officers	51,966	297,750	-	-	-	-
IV. Ending balance of retained earnings		5,853,265		-		-

4. Consolidated Statements of Cash Flows

	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002) (thousands of yen)	Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001) (thousands of yen)	Financial period ended March 31, 2002 (from April 1, 2001 to March 31, 2002) (thousands of yen)
I. Cash flows from operating activities			
Income before income taxes and others	901,277	2,083,262	2,982,485
Depreciation	102,123	44,083	107,371
Amortization of long-term prepaid expenses	37,254	49,043	90,479
One-time write-off of consolidation adjustments	-	17,414	17,414
Loss from disposition of fixed assets	215	1,674	1,674
Loss (gain) from fluctuations of interest	10,015	(423,466)	(423,466)
Decrease in allowance for doubtful receivables	(243)	(2,584)	(3,310)
Increase (decrease) in allowance for bonuses	32,375	(6,616)	(9,998)
Increase in reserve for employee retirement allowances	6,056	2,088	4,293
Increase in prepaid pension expenses	(4,733)	(5,259)	(18,652)
Increase (decrease) in reserve for officers' retirement allowances	(167,595)	12,159	19,239
Interest and dividend income	(3,912)	(5,890)	(6,969)
Income from funded insurance	(4,450)	-	-
Income (loss) from investments in partnership	10,387	(23,049)	(14,560)
Exchange loss (gain)	14,378	2,494	(9,670)
Interest expense	133	2,084	4,191
Interest on commercial paper	-	-	1,623
Stock issue costs	528	15,936	15,936
Expense of IPO	-	25,075	25,075
Loss from disposition of system products	-	-	7,987
Loss from sale of investment securities	-	36,000	36,000
Valuation loss of investment securities	8,103	61,505	39,609
(Increase) decrease in trade accounts receivable	(835,149)	422,101	6,565,728
Increase in inventories	(1,233,004)	(547,648)	(813,638)
Increase (decrease) in trade accounts payable	1,533,331	1,431,763	(831,098)
Officers' bonuses paid	(62,000)	(89,150)	(89,150)
(Increase) decrease in other current assets	(12,411)	52,992	35,445
Increase (decrease) in other current liabilities	(9,351)	74,803	(92,817)
Increase in other fixed liabilities	46,272	-	-
Others	(152)	9,472	12,933
Subtotal	369,449	3,240,293	7,654,158
Interest and dividend income	3,899	3,050	6,951
Interest paid	(108)	(1,425)	(5,202)
Corporate income taxes paid	(463,099)	(924,770)	(1,634,424)
Net cash provided by operating activities	(89,859)	2,317,148	(6,021,482)

	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002) (thousands of yen)	Interim financial period ended September 30, 2001 (from April 1, 2001 to September 30, 2001) (thousands of yen)	Financial period ended March 31, 2002 (from April 1, 2001 to March 31, 2002) (thousands of yen)
II. Cash flows from investing activities			
Purchase tangible fixed assets	(56,260)	(24,133)	(128,256)
Purchase intangible fixed assets	(383,890)	(90,051)	(777,595)
Sale of intangible fixed assets	-	12,000	12,000
Purchase of investment securities	(40,000)	(30,000)	(56,000)
Sale of investment securities	9,450	9,390	9,390
Distribution of capital investment	9,751	54,593	54,593
Payment for long-term prepaid expenses	(119,701)	(59,651)	(77,213)
Guarantee	(135,222)	(4,855)	(5,774)
Refund of guarantee	24,166	793	4,350
Refund premiums	-	2,868	2,868
Others	-	155	155
Net cash provided by investing activities	(691,706)	(128,890)	(961,482)
III. Cash flows from financing activities			
Net decrease in short-term debt	(25,000)	(1,675,000)	(1,650,000)
Issuance of shares to minority shareholders	6,371	907,587	907,587
Net increase (decrease) in treasury stock	(428,986)	4,767	3,130
Cash dividends by parent company	(245,374)	(242,814)	(245,396)
Cash dividends to minority shareholders	(14,848)	(6,281)	(6,281)
Net cash provided by financing activities	(707,837)	(1,011,741)	(990,959)
IV. Translation gain (loss) related to cash and cash equivalents	(26,502)	19,610	36,589
V. Net increase (decrease) in cash and cash equivalents	(1,515,906)	1,196,127	4,105,629
VI. Cash and cash equivalents at beginning of the period	5,818,869	1,713,239	1,713,239
VII. Cash and cash equivalents at end of the period	4,302,962	2,909,367	5,818,869

(Translation omitted)

- END -